SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    June 2007

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces Q1 2007 Results dated May 24, 2007.

                                                                          ITEM 1

Press Release                             Source: RADA Electronic Industries Ltd

RADA Electronic Industries Announces Q1 2007 Results

Thursday May 24, 9:01 am ET

NETANYA, Israel, May 24 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq SmallCap: RADA - News) today reported its financial results for the first quarter ended March 31, 2007. The company reported revenues of $2.75 million, compared to revenues of $2 million in the period ending March 31, 2006. Cost of revenues decreased to $2.28 million from $2.43 million. The operating expenses have increased to $812,000 for the quarter, from $708,000 in the first quarter of 2006. As a result, the company reported net loss of $0.5 million. This compares to a net loss of $1.19 million in the first quarter of 2006.

Commenting on the results, Major General (Ret.) Herzle Bodinger, RADA's CEO said, "Although we presented a loss this quarter, we see that the Q1 2007 results have improved comparing to the Q1 2006 results. Traditionally we are experiencing that the first quarter of the year is weaker then other quarters and we maintain our view that throughout the year we will continue to show improvement. The improvement is a result of our investments over the past two years, both in new products and business relations."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    CONSOLIDATED BALANCE SHEETS

    U.S. dollars in thousands, except share and per share data


                                                        March 31,   December
                                                            2007    31, 2006
                                                       Unaudited     Audited
    ASSETS
    CURRENT ASSETS:
    Cash and cash equivalents                            $ 1,249       $ 990
    Restricted cash                                          712         704
    Trade receivables (net of allowance for doubtful
    accounts of $ 34 at March 31, 2007 and December 31,
    2006)                                                  2,963       4,296
    Other accounts receivable and prepaid expenses           473         200
    Costs and estimated earnings in excess of billings
    on uncompleted contracts                                 665         668
    Inventories                                            2,598       2,468

    Total current assets                                   8,660       9,326

    LONG-TERM RECEIVABLES AND DEPOSITS:
    Long-term receivables                                    983         983
    Leasing deposits                                          68          78
    Severance pay fund                                     1,709       1,624

    Total long-term receivables and deposits               2,760       2,685

    PROPERTY AND EQUIPMENT, NET                            3,270       3,359

    OTHER ASSETS:
    Intangible assets, net and goodwill                    1,949       2,072
    Deferred charges, net                                      6          13
    Total other assets                                     1,955       2,085

    Total assets                                        $ 16,645    $ 17,455

    LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES:
    Short-term bank credit and current maturities of
    long-term loans                                        $ 530       $ 559
    Convertible note                                       2,931       2,858
    Trade payables                                         1,310       1,611
    Other accounts payable and accrued expenses            3,288       3,419
    Deferred revenues                                         73          84
    Billings in excess of costs and estimated earnings
    on uncompleted contracts                                 260         285
    Total current liabilities                              8,392       8,816

    LONG-TERM LIABILITIES:
    Long-term loan                                           107         142
    Accrued severance pay                                  2,117       2,026
    Total long-term liabilities                            2,224       2,168

    MINORITY INTERESTS                                       407         397

    SHAREHOLDERS' EQUITY:
    Share capital -
    Ordinary shares of NIS 0.015 par value -
    Authorized: 16,333,333 shares at March 31, 2007 and
    December 31, 2006; Issued and outstanding:
    8,728,509 shares at March 31, 2007 and December 31,
    2006                                                     116         116
    Additional paid-in capital                            67,318      67,239
    Accumulated deficit                                  (61,812)    (61,281)
    Total shareholders' equity                             5,622       6,074
    Total liabilities and shareholders' equity          $ 16,645    $ 17,455

    CONSOLIDATED STATEMENTS OF OPERATIONS

    U.S. dollars in thousands, except per share data


                                                                      Year
                                           Three months ended        ended
                                                                  December
                                               March 31,                31,
                                          2007           2006         2006
                                              (unaudited)         (audited)

    Revenues                             2,754          2,007       13,037

    Cost of revenues                     2,281          2,433       10,999

    Gross profit (loss)                    473           (426)       2,038

    Operating expenses:
    Research and development                55             25          181
    Marketing and selling                  299            288        1,316
    General and administrative             458            395        1,794

    Total operating expenses               812            708        3,291

    Operating loss                        (339)        (1,134)      (1,253)
    Financial expenses, net               (182)          (120)        (775)
    Other income, net                        -             71           45

                                          (521)        (1,183)      (1,983)
    Minority interests in profits of
    subsidiary                             (10)            (9)         (17)

    Net loss for the period             $ (531)      $ (1,192)    $ (2,000)

    Loss per share:

    Basic and diluted loss per share   $ (0.06)       $ (0.15)     $ (0.23)



    Contact:

    Elan Sigal- C.F.O
    RADA Electronic Industries Ltd.
    Tel: +972-9-8921111

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                       (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: June 1, 2007